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               FY2005 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2004 through September 30, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

                                                                November 1, 2004

Company name                                              : Toyota Motor Corporation
Stock exchanges on which the shares are listed            : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                            Stock Exchanges in Japan
Code number                                               : 7203
Location of the head office                               : Aichi Prefecture
URL                                                       : http://www.toyota.co.jp
Representative                                            : Fujio Cho, President
Contact person                                            : Masaki Nakatsugawa, General Manager, Accounting Division
                                                            Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for         : Monday, November 1, 2004
FY2005 semi-annual financial results
Provision for interim cash dividends                      : Provision exists.
Date of actual payment of interim cash dividends          : Friday, November 26, 2004
Number of shares in unit share system                     : 100 shares

1. Results of FY2005 Semi-Annual (April 1, 2004 through September 30, 2004)

(1) Unconsolidated financial results                                         (Amounts less than one million yen are omitted.)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Net sales                   Operating income                Ordinary income
-----------------------------------------------------------------------------------------------------------------------------------
                                       Million yen          %         Million yen           %         Million yen          %
 FY2005 semi-annual                      4,459,736      (3.7)             392,395     (-14.5)             442,382    (-13.4)
 FY2004 semi-annual                      4,302,173      (2.3)             459,184      (-2.6)             510,589      (6.0)
-----------------------------------------------------------------------------------------------------------------------------------
 FY2004                                  8,963,712                        833,791                         915,728
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                          Net income                 Net income per share
-----------------------------------------------------------------------------------------------------------------------------------
                                       Million yen          %                      Yen
 FY2005 semi-annual                        263,740    (-22.0)                    79.61
 FY2004 semi-annual                        338,052    (-11.6)                    98.52
-----------------------------------------------------------------------------------------------------------------------------------
 FY2004                                    581,470                              171.08
-----------------------------------------------------------------------------------------------------------------------------------

Note 1: Average number of shares issued and outstanding in each period:    FY2005 semi-annual     3,312,622,503 shares
                                                                           FY2004 semi-annual     3,431,131,843 shares
                                                                           FY2004                 3,394,992,707 shares

Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Cash dividends
-------------------------------------------------------------------------------
                      Interim cash dividends per      Annual cash dividends per
                                share                          share
-------------------------------------------------------------------------------
                                            Yen
 FY2005 semi-annual                       25.00
 FY2004 semi-annual                       20.00
 ------------------------------------------------------------------------------
                                                                            Yen
 FY2004                                                                   45.00
 ------------------------------------------------------------------------------

(3) Unconsolidated financial position
-----------------------------------------------------------------------------------------------------------------------------------
                                     Total assets        Shareholders' equity          Ratio of         Shareholders' equity
                                                                                 shareholders' equity        per share
-----------------------------------------------------------------------------------------------------------------------------------
                                          Million yen             Million yen                      %                     Yen
 FY2005 semi-annual                         8,670,755               5,916,848                   68.2                1,802.83
 FY2004 semi-annual                         8,666,210               5,973,575                   68.9                1,757.32
-----------------------------------------------------------------------------------------------------------------------------------
 FY2004                                     8,817,164               5,984,675                   67.9                1,796.75
-----------------------------------------------------------------------------------------------------------------------------------

Note 1:    Number of shares issued and outstanding at end of each period:  FY2005 semi-annual     3,281,975,345 shares
                                                                           FY2004 semi-annual     3,399,245,211 shares
                                                                           FY2004                 3,330,470,317 shares
Note 2:    Number of treasury stock at end of each period:                 FY2005 semi-annual       328,022,147 shares
                                                                           FY2004 semi-annual       210,752,281 shares
                                                                           FY2004                   279,527,175 shares

               FY2005 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2004 through September 30, 2004)
 (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

2. Unconsolidated estimate of results of FY2005 (April 1, 2004 through
   March 31, 2005)
-------------------------------------------------------------------------------
                         Net sales           Ordinary income       Net income
-------------------------------------------------------------------------------
                          Million yen           Million yen         Million yen
FY2005                      9,100,000               890,000             540,000
-------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

              This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
              A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.